UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 27, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX COMPLETES ANOTHER HIGHLY PROFITABLE YEAR AND METHANOL PRICES CONTINUE TO INCREASE
January 25, 2006
For the year ended December 31, 2005, Methanex Corporation recorded income before unusual items (after-tax)* of US$223.8 million (US$1.89 diluted per share) and Adjusted EBITDA* of US$451.7 million. After unusual items, net income for the year was US$165.8 million (US$1.40 diluted net income per share). In 2004, net income was US$236.4 million (US$1.92 diluted net income per share) and Adjusted EBITDA was US$434.4 million.
For the fourth quarter of 2005, the company recorded income before unusual items (after-tax) of US$60.6 million (diluted net income per share of US$0.52) and generated Adjusted EBITDA of US$128.1 million. This compares with income before unusual items (after-tax) of US$24.2 million (US$0.21 diluted per share) and Adjusted EBITDA of US$69.3 million for the third quarter of 2005. Net income for the fourth quarter of 2005 was US$48.6 million (diluted net income per share of US$0.42) compared with a net loss of US$21.8 million (diluted net loss per share of US$0.19) for the third quarter of 2005.
Bruce Aitken, President and CEO of Methanex commented, “We are delighted to have produced very strong cash flows in the fourth quarter and delivered another highly profitable year. During the fourth quarter, production from our low cost facilities in Chile and Trinidad improved significantly over the previous quarter and, as a result, sales volumes from these assets increased by approximately 400,000 tonnes. Industry rationalization and unplanned outages combined with continued strong demand to tighten supply and push average posted methanol prices up by approximately US$35 per tonne from September to December. Our average realized price for the fourth quarter of 2005 was US$256 per tonne compared with US$240 per tonne for the previous quarter.”
Mr. Aitken added, “High global energy prices have dramatically increased feedstock costs for many methanol producers in North America, Europe and New Zealand and caused the rationalization of approximately 2.5 million tonnes of capacity from September to December of 2005, including our own Kitimat and New Zealand facilities. Our results for the third and fourth quarters include $41 million of unusual items related to the closure of our Kitimat facility. We expect that this charge reflects all costs related to the Kitimat closure. The global reduction in supply more than offset new production in the fourth quarter from a competitor plant in Trinidad that commenced operations in late September 2005. As we enter 2006, global inventories are very low, demand continues to be strong, further plant closures are expected and no new world scale plants are expected to commence operations until late 2006 or early 2007. As a result, we expect the methanol market to continue to be very tight. Our posted non-discounted reference prices have increased from an average of US$312 in December to $328 in January across the various global markets.”
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-continued-
Mr. Aitken concluded, “Our balance sheet and cash generation remained very strong this quarter. With US$159 million cash on hand at the end of the fourth quarter and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.”
A conference call is scheduled for Thursday, January 26, 2006 at 11:00 am EDT (8:00 am PDT) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 302054. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

*	Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share are non-GAAP measures. For a reconciliation of these amounts to the most directly comparable GAAP measures, refer to “Additional Information — Supplemental Non-GAAP Measures”.
- end -

For further information, contact: Wendy Bach Director, Investor Relations Tel: 604.661.2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward looking information. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.

4	Interim Report For the year ended December 31, 2005	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

		Transfer Agents & Registrars	Contact Information
At January 24, 2006 the Company had 112,912,742 common shares issued and outstanding and stock options exercisable for 664,025 additional common shares.		CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Methanex Investor Relations 1800 - 200 Burrard Street Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851
Fourth Quarter Management’s Discussion and Analysis
Except where otherwise noted, all currency amounts are stated in United States dollars.
This fourth quarter 2005 Management’s Discussion and Analysis should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2004 Annual Report. The Methanex 2004 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2005	2005	2004	2005	2004

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,350	947	1,073	4,553	3,777
Kitimat and New Zealand	154	183	458	788	1,521

	1,504	1,130	1,531	5,341	5,298
Purchased methanol	285	325	402	1,174	1,960
Commission sales[1]	158	75	128	537	169

	1,947	1,530	2,061	7,052	7,427

Average realized methanol price ($ per tonne)[2]	256	240	251	254	237
Methanex average non-discounted posted price ($ per tonne)[3]	301	282	288	301	266
Operating income	89.7	16.8	98.9	319.3	355.7
Net income (loss)	48.6	(21.8)	66.1	165.8	236.4
Income before unusual items (after-tax)[4]	60.6	24.2	66.1	223.8	236.4
Cash flows from operating activities[5]	82.6	28.9	102.0	324.7	372.4
Adjusted EBITDA[4]	128.1	69.3	120.8	451.7	434.4
Basic net income (loss) per common share	0.42	(0.19)	0.55	1.41	1.95
Diluted net income (loss) per common share	0.42	(0.19)	0.54	1.40	1.92
Diluted income before unusual items (after-tax) per share[4]	0.52	0.21	0.54	1.89	1.92
Common share information (millions of shares):
Weighted average number of common shares outstanding	115.3	117.5	120.4	117.8	121.5
Diluted weighted average number of common shares outstanding	115.7	117.5	122.0	118.4	123.0
Number of common shares outstanding, end of period	113.6	116.6	120.0	113.6	120.0

[1]	Commission sales volumes represent volumes marketed on a commission basis. Commissions earned are included in revenue.

[2]	Average realized methanol price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume.

[4]	Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share are non-GAAP measures. For a reconciliation of these amounts to the most directly comparable GAAP measures, refer to “Additional information – Supplemental Non-GAAP Measures”.

[5]	Before changes in non-cash working capital.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

For the fourth quarter of 2005 we recorded Adjusted EBITDA of $128.1 million and net income of $48.6 million (diluted net income per share of $0.42). This compares with Adjusted EBITDA of $69.3 million and a net loss of $21.8 million (diluted net loss per share of $0.19) for the third quarter of 2005 and Adjusted EBITDA of $120.8 million and net income of $66.1 million (diluted net income per share of $0.54) for the fourth quarter of 2004. For the year ended December 31, 2005, we recorded Adjusted EBITDA of $451.7 million and net income of $165.8 million (diluted net income per share of $1.40) compared with Adjusted EBITDA of $434.4 million and net income of $236.4 million (diluted net income per share of $1.92) in 2004.
For the fourth quarter of 2005, we recorded income before unusual items (after-tax) of $60.6 million (diluted income before unusual items (after-tax) per share of $0.52) compared with income before unusual items (after-tax) of $24.2 million for the third quarter of 2005 and $66.1 million for the fourth quarter of 2004. For the year ended December 31, 2005 we recorded income before unusual items (after-tax) of $223.8 million (diluted income before unusual items (after-tax) per share of $1.89) compared with $236.4 million (diluted income before unusual items (after-tax) per share of $1.92) for the year ended December 31, 2004. A reconciliation from net income (loss) to income before unusual items (after-tax) is as follows:

($ millions)	Q4 2005	Q3 2005	Q4 2004	2005	2004

Net income (loss)	$48.6	$(21.8)	$66.1	$165.8	$236.4
Add unusual items:
Kitimat closure costs (before and after-tax)	12.0	29.1	—	41.1	—
Adjustment to taxes related to retroactive change in legislation	—	16.9	—	16.9	—

Income before unusual items (after-tax)	$60.6	$24.2	$66.1	$223.8	$236.4

On November 1, 2005, our Kitimat methanol and ammonia facilities were permanently closed. The total closure costs of $41 million (before and after-tax) include employee severance costs of $13 million and contract termination costs of $28 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. For accounting purposes, $29 million of the total cost was recognized in the third quarter with the remaining $12 million recognized in the fourth quarter. Approximately $6 million of the total Kitimat closure costs were paid during the fourth quarter of 2005 and the remainder will be paid in 2006.
During the third quarter of 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during the third quarter we recorded a $16.9 million adjustment to increase future income taxes to reflect the retroactive impact for the period January 1, 2004 to June 30, 2005. On January 20, 2006, the lower house of the Trinidad government passed an amendment to this legislation that changes the retroactive date to January 1, 2005 and we expect the upper house will confirm the amendment shortly. As a result, we expect to reverse the $16.9 million charge during the first quarter of 2006.
Earnings Analysis
A core element of our corporate strategy is to strengthen our position as a low cost producer. Over the last several years we have shifted our production from higher cost plants to new low cost plants. In July 2004 we commenced operations at our Atlas facility in Trinidad and in June 2005 our fourth plant in Chile, the 840,000 tonne per year Chile IV facility, commenced production. As a result of the addition of these assets we now have a total of 5.8 million tonnes of low cost capacity at production hubs in Chile and Trinidad. These low cost production hubs are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that vary with methanol prices. We believe this relationship enables these facilities to be competitive throughout the methanol price cycle and, accordingly, changes in the average realized methanol price, sales volume and total cash cost for methanol produced at these facilities are the key drivers of changes in our Adjusted EBITDA.
Over the last few years we have also been shutting down our high cost production. Our facilities in Kitimat and New Zealand are exposed to market prices for natural gas feedstock and as a result incur higher production costs. Due to unfavourable economics we temporarily curtailed production at our New Zealand facility on September 30, 2005 and as a result of the high price for natural gas feedstock in North America, we permanently closed our Kitimat facility on November 1, 2005. When

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

analyzing our Adjusted EBITDA, we have provided separate discussion of the changes in cash margins related to our Kitimat and New Zealand facilities. For a further discussion of the definitions and calculations used in our Adjusted EBITDA variance analysis, refer to How We Analyze Our Business provided at the end of this Management’s Discussion and Analysis.
Adjusted EBITDA
The change in Adjusted EBITDA resulted from the following:

	Q4 2005	Q4 2005	2005
	compared with	compared with	compared with
($ millions)	Q3 2005	Q4 2004	2004

Increase (decrease) to Adjusted EBITDA related to changes in:
Average realized methanol price	$22	$11	$79
Total cash cost	(8)	(13)	(58)
Chile and Trinidad sales volumes	48	39	99
Margin on the sale of purchased methanol	5	(2)	(15)

	67	35	105
Margin earned from Kitimat and New Zealand facilities	(8)	(28)	(88)

	$59	$7	$17

Average realized methanol price
We continue to operate in a favourable price environment underpinned by tight supply and high global energy prices. Our average realized methanol price for the fourth quarter of 2005 increased to $256 per tonne from $240 per tonne for the third quarter of 2005 and $251 per tonne for the fourth quarter of 2004. Our average realized methanol price for the year ended December 31, 2005 was $254 per tonne compared with $237 per tonne for 2004. The impact on Adjusted EBITDA of changes in the average realized methanol price for produced methanol is included in the above table.
The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish non-discounted prices for each major methanol market and offer discounts to customers based on various factors. For the fourth quarter of 2005 our average realized methanol price was approximately 15% lower than our average non-discounted posted price. This compares with approximately 15% lower for the third quarter of 2005 and 13% lower for the fourth quarter of 2004. In order to reduce the impact of cyclical pricing on our earnings, for a portion of our production volume we have positioned ourselves with certain global customers under long-term contracts where prices are either fixed or linked to our costs plus a margin. The discount from our average non-discounted posted price for the fourth quarter of 2005 compared with the same period in 2004 has increased primarily as a result of higher sales volumes under these long-term contracts in 2005. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to the management of cash flow and liquidity.
Total cash cost
Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that are linked to methanol prices above a pre-determined methanol price. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the fourth quarter of 2005 were higher than in the third quarter of 2005 by $8 million. Approximately half of this increase was due to higher compensation expense for restricted share units as a result of an increase in our share price. The remaining increase was due to higher maintenance costs for our Trinidad facilities and higher supply chain costs. Total cash costs for the fourth quarter of 2005 and for the year ended December 31, 2005 were higher than for the same periods in 2004 by $13 million and $58 million, respectively. Approximately $8 million and $40 million, respectively, of the increases relate to higher cash costs for natural gas at our Chile and Trinidad facilities as a result of higher average methanol prices in 2005. The remaining increase for both periods relates primarily to higher ocean shipping costs, due to higher fuel costs and changes to shipping patterns, and higher unabsorbed fixed and maintenance costs for our facilities in Chile and Trinidad.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Chile and Trinidad sales volumes
With the addition of Atlas and Chile IV, we have added 1.9 million tonnes of annual low cost production capacity over the period since July 2004. As a result, our sales volumes in 2005 from our Chile and Trinidad production hubs are substantially higher than 2004. For the three months and year ended December 31, 2005, sales volumes were higher than for the same periods in 2004 by 277,000 tonnes and 776,000 tonnes, respectively. The higher sales volumes increased Adjusted EBITDA by $39 million and $99 million, respectively.
Sales volumes of methanol produced at our Chile and Trinidad facilities were higher by 403,000 tonnes for the fourth quarter of 2005 compared with the third quarter of 2005 and this increased Adjusted EBITDA by $48 million. During the third quarter of 2005, production from these facilities was lower than operating capacity due to planned and unplanned outages, the gradual production increase during the start-up of Chile IV and natural gas supply constraints from Argentina.
Margin on the sale of purchased methanol
We purchase additional methanol produced by others on the spot market or through long-term offtake contracts in order to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. Our cash margin was $5 million on the sale of 0.3 million tonnes for the fourth quarter of 2005 compared with a cash margin of nil on the sale of 0.3 million tonnes for the third quarter of 2005 and a cash margin of $7 million on the sale of 0.4 million tonnes for the fourth quarter of 2004. For the year ended December 31, 2005, we realized a cash margin of $1 million on the resale of purchased methanol compared with a cash margin of $16 million in 2004. Methanol prices were increasing during 2004 and as a result we realized holding gains on the resale of purchased methanol. In contrast, methanol prices have remained relatively stable during 2005.
Margin earned from Kitimat and New Zealand facilities
Lower cash margins on the sale of Kitimat and New Zealand inventory decreased Adjusted EBITDA by $8 million for the fourth quarter of 2005 compared with the third quarter of 2005. The cash margin from these facilities was a net loss of $12 million for the fourth quarter of 2005 compared with a net loss of $4 million for the third quarter of 2005. We ceased production at our Waitara Valley, New Zealand facility on September 30, 2005 due to unfavourable economics and permanently closed our Kitimat facility on November 1, 2005 in order to mitigate our exposure to high cost North American natural gas.
For the three months and year ended December 31, 2005 compared with the same periods in 2004, lower cash margins from our Kitimat and New Zealand facilities decreased Adjusted EBITDA by $28 million and $88 million, respectively. Compared with the net loss of $12 million for the fourth quarter of 2005, these facilities contributed a positive cash margin of $16 million for the fourth quarter of 2004. For the year ended December 31, 2005 the cash margin from these facilities was a net loss of $15 million compared with a positive cash margin of $73 million for 2004. The decrease in cash margins in 2005 compared with 2004 relates primarily to lower sales volumes of New Zealand production and higher cash costs for both facilities. Our costs in New Zealand were lower in 2004, primarily as a result of favourable New Zealand dollar foreign currency forward contracts that expired during the third quarter of 2004.
Depreciation and Amortization
Depreciation and amortization was $26 million for the fourth quarter of 2005 compared with $23 million for the third quarter of 2005 and $22 million for the fourth quarter of 2004. The increase in depreciation and amortization for the fourth quarter of 2005 is a result of higher sales volumes of production from our Chile and Trinidad facilities. For the year ended December 31, 2005, depreciation and amortization was $91 million compared with $79 million for the same period in 2004. The increase in depreciation and amortization for the year ended December 31, 2005 is due to the depreciation of the Atlas methanol facility, which commenced operations during the third quarter of 2004, and the depreciation of the Chile IV methanol facility, which commenced operations during the second quarter of 2005.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Interest Expense & Interest and Other Income

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2005	2005	2004	2005	2004

Interest expense before capitalized interest	$10	$11	$13	$49	$55
Less capitalized interest:
Chile IV	—	—	(4)	(8)	(14)
Atlas	—	—	—	—	(10)

Interest expense	$10	$11	$9	$41	$31

Interest and other income	$2	$7	$2	$10	$7

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Atlas methanol facility commenced operations during the third quarter of 2004 and Chile IV commenced operations during the second quarter of 2005.
Included in interest and other income for the third quarter of 2005 is a gain of $3 million on the disposition of certain assets in New Zealand. The remaining change in interest and other income for the fourth quarter of 2005 compared with the third quarter of 2005 relates primarily to the impact on earnings of changes in foreign exchange rates.
Income Taxes
Excluding the unusual items relating to the Kitimat closure costs and the Trinidad tax adjustment, the tax rate for the fourth quarter of 2005 was 35% compared with 42% for the third quarter of 2005. The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. Our 850,000 tonne per year Titan facility in Trinidad was subject to a tax holiday that expired in June 2005. The Atlas facility in Trinidad has an agreement whereby the tax rate will increase over a ten year period from 0% to 35%. The tax rate for the third quarter of 2005 was higher than for the fourth quarter of 2005 primarily as a result of losses for which we do not recognize the benefit of tax losses representing a higher proportion of our income before taxes.
The tax rate for the year ended December 31, 2005 was 32% compared with 29% for 2004. The higher effective tax rate is primarily related to the impact of recording taxes in Trinidad.
Production Summary

	Q4 2005		Q3 2005	Q4 2004	2005	2004
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV1	960	916	684	690	3,029	2,692
Atlas (63.1% interest)[2]	268	251	157	264	895	421
Titan	213	195	184	154	715	740

	1,441	1,362	1,025	1,108	4,639	3,853
Other:
New Zealand[3]	133	—	120	266	343	1,088
Kitimat[4]	125	34	102	122	376	486

	258	34	222	388	719	1,574

	1,699	1,396	1,247	1,496	5,358	5,427

[1]	The 840,000 tonne Chile IV facility commenced operations in June 2005.

[2]	The Atlas facility commenced operations in July 2004.

[3]	We ceased production from our New Zealand facilities on September 30, 2005. Capacity for the Waitara Valley facility represents one quarter of the annual production capacity of 530,000 tonnes.

[4]	We permanently closed the Kitimat methanol facility on November 1, 2005.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Chile and Trinidad
Our Chilean facilities produced 916,000 tonnes during the fourth quarter of 2005, operating at 95% of their capacity. During the fourth quarter of 2005, our Titan and Atlas facilities in Trinidad produced 446,000 tonnes, or 93% of their capacity.
As discussed in our 2005 third quarter Management’s Discussion and Analysis, over the period from mid-May to mid-August our facilities in Chile suffered production losses as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. This was the winter peak usage period in the southern hemisphere and we have not suffered any production losses due to these curtailments since mid-August. We believe that these curtailments of natural gas have also been influenced by greater domestic demand in Argentina, the timing of increases of gas production and other dynamics related to the energy crisis in Argentina. We are exploring various possible mitigating actions that we could take to address any future potential curtailments. There can be no assurance, however, that natural gas supply to our facilities will not be impacted in the future.
Kitimat and New Zealand
During the third quarter of 2005 we announced our intention to permanently close our Kitimat methanol and ammonia facilities during the fourth quarter in order to mitigate our exposure to high cost North American natural gas. We produced 34,000 tonnes of methanol in October before permanently closing the facilities on November 1, 2005.
On September 30, 2005, we ceased production at our 530,000 tonne per annum Waitara Valley methanol facility in New Zealand due to unfavourable economics. On January 6, 2006, we restarted this facility due to a more favourable economic outlook and to utilize the remaining 3 petajoules of natural gas we have available under contract. At December 31, 2005 we had sufficient natural gas supply to produce approximately 85,000 tonnes of methanol. We have positioned the Waitara Valley plant to be a flexible production asset with future operations dependent on securing economically priced natural gas.
Supply/Demand Fundamentals
Global demand growth for methanol in 2005 was healthy, with total demand estimated to be 35 million tonnes, an increase of approximately 3% over 2004. During 2005, about 2.0 million tonnes of methanol was consumed in the United States in the production of MTBE for fuel. Pursuant to the U.S. Energy Policy Act of 2005, the gasoline oxygenate standard will no longer apply after May 2006 and most refineries in the U.S. are choosing to deselect MTBE in favour of other gasoline components. Our expectation is that demand for methanol MTBE for fuel in the U.S. will decline in 2006 by about half. However, we expect that global demand growth for methanol derivatives other than MTBE will more than offset the reduced methanol demand in MTBE.
During the third and fourth quarters of 2005, the continuation of high global energy prices led to further shutdowns of methanol capacity. From September to December of 2005, approximately 2.5 million tonnes of annual capacity in North America, Europe and New Zealand shut down or had its operating rate reduced. The shutdown of these plants has more than offset the new supply from the 1.8 million tonne MHTL plant in Trinidad which was introduced to the market in the fourth quarter. As a result, the market for methanol tightened and methanol pricing improved. We expect the next world-scale increment of methanol supply will be the NPC 4 plant in Iran in late 2006 or early 2007.
As a result of the above factors, we expect methanol industry fundamentals will continue to be positive.
In China, we believe a number of smaller-scale plants were completed during 2005 and expect additional plants to be constructed in 2006. However, we continue to believe that substantially all Chinese methanol production will be consumed within the Chinese market.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT	PAGE 6
QUARTERLY HISTORY

Methanex non-discounted posted prices have increased for January 2006 to $339 per tonne ($1.02 per gallon) in the United States and $320 per tonne in Asia. The European quarterly contract price for the first quarter of 2006 was increased to €268 (US$319 per tonne at the time of settlement compared with US$285 for the fourth quarter).

Methanex Non Discounted Regional Posted Contract Prices
	Jan	Oct
US$ per tonne	2006	2005

United States	$339	$319
Europe*	$319	$285
Asia	$320	$280

*	€268 at January 2006 (October 2005 — €235) converted to United States dollars at the date of settlement.
Currently, spot prices in the United States are approximately $333 to $336 per tonne ($1.00 to $1.01 per gallon) and spot prices in Europe (FOB Rotterdam) are approximately €270 per tonne. Prices in Asia are currently between $250 and $295 per tonne.
Liquidity and Capital Resources
Cash flows from operating activities before changes in non-cash working capital in the fourth quarter of 2005 were $83 million compared with $102 million for the same period in 2004. For the year ended December 31, 2005, cash flows from operating activities before changes in non-cash working capital were $325 million compared with $372 million for the same period in 2004. During the fourth quarter of 2005, we made cash payments of $3 million related to the settlement of asset retirement obligations and $10 million related to the redemption of restricted and deferred share units. The remaining changes in cash flows from operating activities before changes in non-cash working capital are primarily the result of changes in the level of earnings.
During 2005, a normal course issuer bid which had commenced in 2004 expired and on May 17, 2005, we commenced a new bid which expires on May 16, 2006. For the year ended December 31, 2005, we repurchased a total of 7.7 million common shares under these bids at an average price of US$16.97 per share, totaling $131 million. During the fourth quarter of 2005, we repurchased for cancellation 3.0 million common shares at an average price of US$16.08 per share, totaling $49 million. At December 31, 2005, we have repurchased a total of 4.6 million common shares under the current bid. On January 25, 2006, the Board of Directors approved an increase in the current bid, raising the maximum allowable repurchase from 5.9 million common shares to up to 11.8 million common shares. This increase in the bid remains subject to regulatory approval.
During the fourth quarter of 2005, we paid a quarterly dividend of US$0.11 per share, or $13 million, compared with $0.08 per share, or $10 million, for the fourth quarter of 2004. For the year ended December 31, 2005 we paid total dividends of US$0.41 per share, or $48 million, compared with US$0.28 per share, or $33 million, for the same period in 2004.
Capital expenditures for Chile IV during the fourth quarter of 2005 were $15 million and total capital expenditures for Chile IV during 2005 were $54 million, including capitalized interest of $8 million. We have now substantially completed our cash requirements related to the construction of Chile IV. During the fourth quarter of 2005, we recorded a $30 million incentive tax credit related to the construction of Chile IV. The tax credit has been recorded as a reduction to property, plant and equipment and we expect the amount will be received in late 2006. The benefit of this tax credit will be recognized in earnings through lower depreciation in future periods.
We have strong financial capacity and flexibility. Our cash balance at December 31, 2005 was $159 million and we have an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $90 million for the period to the end of 2008.
We have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to maintain a prudent balance sheet and return excess cash to shareholders.
The credit ratings for our unsecured notes at December 31, 2005 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Short-Term Outlook
Entering 2006, industry fundamentals continue to be very favourable and methanol prices have strengthened. The high global energy price environment has led to further shutdowns of higher cost production in North America, Europe and New Zealand. The next increment of new industry capacity is expected to be the 1.7 million tonne NPC facility in Iran in late 2006 or early 2007. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.
January 25, 2006

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Additional Information – Supplemental Non-Gaap Measures
In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share. These supplemental non-GAAP measures do not have standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management believes these measures are useful in assessing performance and highlighting trends on an overall basis. Management also believes Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income, cash payments of other long-term liabilities, income taxes and unusual items, including the Kitimat closure costs recorded during the third and fourth quarters of 2005. This measure should be considered in addition to, and not as a substitute for, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with GAAP.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2005	2005	2004	2005	2004

Cash flows from operating activities	$110,066	$45,586	$112,958	$363,048	$333,318
Add (deduct):
Changes in non-cash working capital	(27,483)	(16,718)	(10,928)	(38,330)	39,077
Cash payments of other long-term liabilities	13,517	192	1,505	15,622	2,301
Other non-cash items	(4,189)	(4,347)	(4,638)	(17,827)	(12,895)
Kitimat closure costs	12,001	29,125	—	41,126	—
Interest expense	10,490	11,424	9,297	41,489	30,641
Interest and other income	(1,973)	(7,001)	(2,127)	(10,344)	(6,627)
Income taxes – current	15,704	11,011	14,702	56,911	48,572

Adjusted EBITDA	$128,133	$69,272	$120,769	$451,695	$434,387

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding. For the three month period ended September 30, 2005, the diluted weighted average number of common shares outstanding for the calculation of diluted income before unusual items (after-tax) per share differs from the diluted weighted average number of common shares outstanding for the calculation of net loss per share. For the calculation of diluted weighted average number of common shares outstanding for the calculation of net loss per share, the effect of dilutive stock options of 342,076 has not been included as the impact would be anti-dilutive.
The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2005	2005	2004	2005	2004

Net income (loss):	$48,574	$(21,789)	$66,061	$165,752	$236,444
Add unusual items:
Kitimat closure costs	12,001	29,125	—	41,126	—
Adjustment to taxes related to retroactive change in legislation	—	16,879	—	16,879	—

Income before unusual items (after-tax)	$60,575	$24,215	$66,061	$223,757	$236,444

Diluted weighted average number of common shares outstanding (millions of shares)	115,691,879	117,849,760	121,968,879	118,362,665	122,955,016

Diluted income before unusual items (after-tax) per share	$0.52	$0.21	$0.54	$1.89	$1.92

Quarterly Financial Data (unaudited)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2005	2005	2005	2005

Revenue	$459,615	$349,291	$410,914	$438,300
Net income (loss)	48,574	(21,789)	62,935	76,032
Basic net income (loss) per common share	0.42	(0.19)	0.53	0.63
Diluted net income (loss) per common share	0.42	(0.19)	0.53	0.63

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2004	2004	2004	2004

Revenue	$485,408	$428,840	$412,283	$392,953
Net income	66,061	71,178	52,375	46,830
Basic net income per common share	0.55	0.59	0.43	0.39
Diluted net income per common share	0.54	0.58	0.42	0.38

Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004 and 2005, our Chilean production facilities have suffered production losses of 50,000 tonnes and 100,000 tonnes, respectively, as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See Production Summary for further details.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

How We Analyze Our Business
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA, depreciation and amortization, interest expense, interest and other income and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the impact of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. We previously allocated storage and handling costs to each source of product for the purposes of this analysis. These costs are now included in the cost variance described below as they do not fluctuate significantly from one period to another and are not impacted by the sales volumes of purchased methanol.
Commencing in 2005, we are providing discussion of the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities separately from the changes in Adjusted EBITDA related to our Chile and Trinidad facilities. The average realized methanol price, total cash cost and sales volume variances described in this Management’s Discussion and Analysis represent the changes in Adjusted EBITDA excluding the changes related to sales of Kitimat and New Zealand produced methanol. The change in cash margin related to our Kitimat and New Zealand facilities is presented separately. Natural gas is the primary feedstock at our methanol production facilities. Our low cost Chile and Trinidad production hubs are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that vary with methanol prices. We believe this relationship enables these facilities to be competitive throughout the methanol price cycle and, accordingly, changes in the average realized methanol price, sales volume and total cash cost for methanol produced at these facilities are the key drivers of changes in our Adjusted EBITDA. In comparison, our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA.
The price, cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized methanol price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of methanol produced at our Chile and Trinidad facilities. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash cost per tonne multiplied by the sales volume of methanol produced at our Chile and Trinidad facilities in the current period, plus the change in unabsorbed fixed costs, selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of methanol produced at our Chile and Trinidad facilities multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the difference between the selling price per tonne and the total of absorbed fixed cash cost per tonne and variable cash cost per tonne.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

Forward-Looking Statements
Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward-looking information. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.
Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks that we may describe in publicly available documents filed from time to time with securities commissions.
Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. We do not guarantee that anticipated outcomes made in forward-looking statements will be realized.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	THREE MONTHS ENDED		YEARS ENDED
	DEC 31	DEC 31	DEC 31	DEC 31
	2005	2004	2005	2004

Revenue	$459,615	$485,408	$1,658,120	$1,719,484
Cost of sales and operating expenses	331,482	364,639	1,206,425	1,285,097
Depreciation and amortization	26,426	21,884	91,225	78,701
Kitimat closure costs (note 11)	12,001	—	41,126	—

Operating income before undernoted items	89,706	98,885	319,344	355,686
Interest expense (note 9)	(10,490)	(9,297)	(41,489)	(30,641)
Interest and other income	1,973	2,127	10,344	6,627

Income before income taxes	81,189	91,715	288,199	331,672
Income taxes:
Current	(15,704)	(14,702)	(56,911)	(48,572)
Future	(16,911)	(10,952)	(48,657)	(46,656)
Adjustment related to retroactive change in tax legislation (note 5)	—	—	(16,879)	—

	(32,615)	(25,654)	(122,447)	(95,228)

Net income	$48,574	$66,061	$165,752	$236,444

Net income per common share:

Basic	$0.42	$0.55	$1.41	$1.95
Diluted	$0.42	$0.54	$1.40	$1.92

Weighted average number of common shares outstanding:

Basic	115,279,042	120,378,149	117,766,436	121,515,689
Diluted	115,691,879	121,968,879	118,362,665	122,955,016

Number of common shares outstanding at period end	113,645,292	120,022,417	113,645,292	120,022,417
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

Methanex Corporation
Consolidated Balance Sheets
(thousands of U.S. dollars)

	DEC 31	DEC 31
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$158,755	$210,049
Receivables	296,522	293,207
Inventories	140,104	142,164
Prepaid expenses	13,555	16,480

	608,936	661,900
Property, plant and equipment (note 2)	1,396,126	1,366,787
Other assets	91,970	96,194

	$2,097,032	$2,124,881

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$226,412	$230,758
Current maturities on long-term debt and other long-term liabilities	23,695	268,303

	250,107	499,061
Long-term debt (note 4)	486,916	350,868
Other long-term liabilities	79,421	60,170
Future income taxes (note 5)	331,074	265,538
Shareholders’ equity:
Capital stock	502,879	523,255
Contributed surplus	4,143	3,454
Retained earnings	442,492	422,535

	949,514	949,244

	$2,097,032	$2,124,881

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	NUMBER OF				TOTAL
	COMMON	CAPITAL	CONTRIBUTED	RETAINED	SHAREHOLDERS'
	SHARES	STOCK	SURPLUS	EARNINGS	EQUITY

Balance, December 31, 2003	120,007,767	$499,258	$7,234	$279,039	$785,531
Net income	—	—	—	236,444	236,444
Compensation cost recorded for stock options	—	—	1,738	—	1,738
Proceeds on issue of shares on exercise of stock options	6,158,250	44,654	—	—	44,654
Reclassification of grant date fair value on exercise of stock options	—	5,518	(5,518)	—	—
Payments for shares repurchased	(6,143,600)	(26,175)	—	(59,545)	(85,720)
Dividend payments	—	—	—	(33,403)	(33,403)

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	117,178	117,178
Compensation cost recorded for stock options	—	—	2,102	—	2,102
Proceeds on issue of shares on exercise of stock options	1,281,750	10,174	—	—	10,174
Reclassification of grant date fair value on exercise of stock options	—	2,036	(2,036)	—	—
Payments for shares repurchased	(4,679,400)	(20,110)	—	(62,027)	(82,137)
Dividend payments	—	—	—	(35,441)	(35,441)

Balance, September 30, 2005	116,624,767	$515,355	$3,520	$442,245	$961,120
Net income	—	—	—	48,574	48,574
Compensation cost recorded for stock options	—	—	747	—	747
Proceeds on issue of shares on exercise of stock options	56,725	447	—	—	447
Reclassification of grant date fair value on exercise of stock options	—	124	(124)	—	—
Payments for shares repurchased	(3,036,200)	(13,047)	—	(35,779)	(48,826)
Dividend payments	—	—	—	(12,548)	(12,548)

Balance, December 31, 2005	113,645,292	$502,879	$4,143	$442,492	$949,514

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	THREE MONTHS ENDED		YEARS ENDED
	DEC 31	DEC 31	DEC 31	DEC 31
	2005	2004	2005	2004

Cash Flows from Operating Activities
Net income	$48,574	$66,061	$165,752	$236,444
Add:
Depreciation and amortization	26,426	21,884	91,225	78,701
Future income taxes	16,911	10,952	65,536	46,656
Other	4,189	4,638	17,827	12,895
Cash payments of other long-term liabilities	(13,517)	(1,505)	(15,622)	(2,301)

Cash flows from operating activities before undernoted changes	82,583	102,030	324,718	372,395
Changes in non-cash working capital (note 8)	27,483	10,928	38,330	(39,077)

	110,066	112,958	363,048	333,318

Cash Flows from Financing Activities
Payments for shares repurchased	(48,826)	(25,490)	(130,963)	(85,720)
Dividend payments	(12,548)	(9,625)	(47,989)	(33,403)
Proceeds on issue of shares on exercise of stock options	447	11,054	10,621	44,654
Funding of debt service reserve account	(6,001)	(9,060)	(6,001)	(9,060)
Repayment of long-term debt	(4,032)	—	(258,064)	(182,758)
Proceeds on issue of long-term debt	—	—	148,090	14,887
Release of restricted cash	—	—	—	14,258
Repayment of other long-term liabilities	(5,826)	(1,429)	(11,643)	(12,287)

	(76,786)	(34,550)	(295,949)	(249,429)

Cash Flows from Investing Activities
Plant and equipment construction costs	(15,010)	(22,306)	(54,387)	(134,184)
Chile IV incentive tax credit (note 2)	30,100	—	30,100	—
Property, plant and equipment	(6,781)	(5,310)	(63,854)	(22,539)
Changes in non-cash working capital related to investing activities	(34,962)	(108)	(28,994)	1,886
Other assets	(118)	(2,334)	(1,258)	(6,866)

	(26,771)	(30,058)	(118,393)	(161,703)

Increase (decrease) in cash and cash equivalents	6,509	48,350	(51,294)	(77,814)
Cash and cash equivalents, beginning of period	152,246	161,699	210,049	287,863

Cash and cash equivalents, end of period	$158,755	$210,049	$158,755	$210,049

Supplementary Cash Flow Information
Interest paid, net of capitalized interest	$5,013	$—	$40,031	$31,277
Income taxes paid, net of amounts refunded	$25,539	$14,432	$66,295	$49,628

Non-Cash Financing and Investing Activities
Capital lease obligation incurred related to the acquistion of a shipping vessel	$32,990	$—	$32,990	$—

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Notes to Consolidated Financial Statements(unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of United States dollars.
1. Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2004 Annual Report.
2. Property, plant and equipment:

		Accumulated
	Cost	Depreciation	Net Book Value

December 31, 2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

December 31, 2004
Plant and equipment	$2,422,148	$1,302,701	$1,119,447
Plant and equipment under construction	222,443	—	222,443
Other	53,976	29,079	24,897

	$2,698,567	$1,331,780	$1,366,787

During the fourth quarter of 2005, additions to property, plant and equipment include $33 million related to the capital lease of a shipping vessel.
During the fourth quarter of 2005, capital expenditures related to Chile IV were $15 million and total capital expenditures for Chile IV during 2005 were $54 million. We have now substantially incurred all costs related to the construction of Chile IV. The Company is eligible for a construction incentive tax credit. During the fourth quarter of 2005, the Company recorded a reduction to property, plant and equipment and an increase to income taxes receivable of $30 million related to the construction incentive tax credit.
3. Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas), a joint venture that owns a 1.7 million tonne per year methanol plant in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in the Atlas joint venture:

	Dec 31, 2005	Dec 31, 2004

Consolidated Balance Sheets:
Cash and cash equivalents	$24,032	$13,981
Other current assets	32,937	21,677
Property, plant and equipment	281,765	284,336
Other assets	20,409	14,930
Current liabilities, excluding current maturities on long-term debt	30,340	30,112
Future income taxes	21,988	—
Long-term debt, including current maturities	150,948	159,012

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

3. Interest in Atlas joint venture (continued):

	Three Months Ended		Years Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Consolidated Statements of Income:

Revenue	$48,999	$51,632	$177,760	$68,980
Expenses	41,594	33,438	145,479	46,692

Income before income taxes	7,405	18,194	32,281	22,288
Future income taxes (note 5)	(2,205)	—	(21,988)	—

Net income	$5,200	$18,194	$10,294	$22,288

Consolidated Statements of Cash Flows:
Cash inflows (outflows) from operating activities	$(5,863)	$25,547	$33,672	$32,865
Cash inflows (outflows) from financing activities	(4,032)	(9,060)	(8,064)	5,827
Cash outflows from investing activities	(6,143)	(5,510)	(15,557)	(52,676)

4. Long-term debt:

	Dec 31, 2005	Dec 31, 2004

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	—
7.75% due August 15, 2005	—	249,920

	350,000	449,920
Atlas limited recourse debt facilities	150,948	159,012

	500,948	608,932
Less current maturities	(14,032)	(258,064)

	$486,916	$350,868

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.
5. Future income taxes:
During the third quarter of 2005, the government of Trinidad introduced new tax legislation retroactive to January 1, 2004. As a result, during the three month period ended September 30, 2005 we recorded a $17 million adjustment to increase future income taxes to reflect the retroactive impact for the period January 1, 2004 to June 30, 2005. Subsequent to December 31, 2005, the lower house of the Trinidad government passed an amendment to this legislation that changes the retroactive date to January 1, 2005 and we expect the upper house will confirm this amendment shortly. As a result, we expect to reverse the $17 million adjustment during the first quarter of 2006.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

6. Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Years Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Denominator for basic net income per common share	115,279,042	120,378,149	117,766,436	121,515,689
Effect of dilutive stock options	412,837	1,590,730	596,229	1,439,327

Denominator for diluted net income per common share	115,691,879	121,968,879	118,362,665	122,955,016

7. Stock-based compensation:
(a) Stock options:
     i) Incentive stock options:
     Common shares reserved for outstanding incentive stock options at December 31, 2005:

	Options Denominated in CAD$		Options Denominated in US$
	Number of	Weighted Average	Number of	Weighted Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2004	784,675	$10.82	1,397,000	$8.36
Granted	—	—	682,750	17.61
Exercised	(413,300)	11.69	(714,450)	7.96
Cancelled	(15,500)	14.63	(10,350)	11.92

Outstanding at September 30, 2005	355,875	$9.63	1,354,950	$13.21
Exercised	(39,225)	9.32	(17,500)	7.76
Cancelled	—	—	(9,000)	12.10

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29

Exercisable at December 31, 2005	316,650	$9.67	391,250	$8.41

     ii) Performance stock options:
     Common shares reserved for outstanding performance stock options at December 31, 2005:

	Number of	Average Exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2004	204,000	$4.47
Exercised	(154,000)	4.47

Outstanding at September 30, 2005 and December 31, 2005	50,000	$4.47

As at December 31, 2005, all outstanding performance stock options have vested and are exercisable.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

7. Stock-based compensation (continued):
iii) Compensation expense related to stock options:
Compensation expense related to stock options included in cost of sales and operating expenses is $0.7 million for the three month period ended December 31, 2005 (2004 — $0.3 million) and $2.8 million for the year ended December 31, 2005 (2004 — $1.7 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk-free interest rate	4%	3%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	43%	35%

For the year ended December 31, 2005, the weighted average grant date fair value of stock options granted was US$6.51 per share (2004 — US$3.36 per share).
(b) Deferred and restricted share units:
Deferred and restricted share units outstanding at December 31, 2005 are as follows:

	Number of	Number of
	Deferred Share	Restricted Share
	Units	Units

Outstanding at December 31, 2004	455,519	1,014,313
Granted	78,959	569,234
Dividend equivalents	9,406	24,909
Redeemed	—	(31,385)
Cancelled	—	(33,900)

Outstanding at September 30, 2005	543,884	1,543,171
Granted	1,543	—
Dividend equivalents	2,492	6,466
Redeemed	(120,655)	(456,391)
Cancelled	—	(3,410)

Outstanding at December 31, 2005	427,264	1,089,836

Compensation expense for deferred and restricted share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred and restricted share units at December 31, 2005 was $29.0 million compared with an accrued value of $17.7 million. Compensation expense related to deferred and restricted share units included in cost of sales and operating expenses is $6.1 million for the three month period ended December 31, 2005 (2004 — $4.5 million) and $13.0 million for the year ended December 31, 2005 (2004 – $12.8 million).
8. Changes in non-cash working capital:

	Three Months Ended		Years Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Increase (decrease):
Receivables	$(54,122)	$(37,641)	$37,147	$(72,336)
Inventories	18,476	(1,127)	2,375	(15,565)
Prepaid expenses	3,481	(1,259)	2,925	(1,628)
Accounts payable and accrued liabilities	59,648	50,955	$(4,117)	$50,452

	$27,483	$10,928	$38,330	$(39,077)

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

9. Interest expense:

	Three Months Ended		Years Ended
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Interest expense before capitalized interest	$10,490	$13,364	$49,253	$54,503
Less: capitalized interest	—	(4,067)	(7,764)	(23,862)

	$10,490	$9,297	$41,489	$30,641

10. Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three month period and year ended December 31, 2005 was $1.5 million (2004 — $1.3 million) and $5.2 million (2004 — $6.2 million), respectively.
11. Kitimat closure costs:
On November 1, 2005 the Kitimat methanol and ammonia facilities were permanently closed. The total closure costs of $41 million (before and after-tax) include employee severance costs of $13 million and contract termination costs of $28 million. Contract termination costs include costs to terminate a take-or-pay natural gas transportation agreement and an ammonia supply agreement. During the third quarter of 2005, we recognized $29 million of the total costs and the remaining $12 million have been recognized in the fourth quarter of 2005. Approximately $6 million of the total Kitimat closure costs were paid during the fourth quarter of 2005 and the remainder will be paid in 2006.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

Methanex Corporation
Quarterly History (unaudited)

	2005	Q4	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1

Methanol Sales Volumes
(thousands of tonnes)

Company produced	5,341	1,504	1,130	1,332	1,375	5,298	1,531	1,307	1,233	1,227	4,933	1,328	1,200	1,211	1,194
Purchased product	1,174	285	325	269	295	1,960	402	423	600	535	1,392	399	350	332	311
Commission sales[1]	537	158	75	158	146	169	128	41	—	—	254	—	—	55	199

	7,052	1,947	1,530	1,759	1,816	7,427	2,061	1,771	1,833	1,762	6,579	1,727	1,550	1,598	1,704

Methanol Production
(thousands of tonnes)

Chile	3,029	916	684	702	727	2,692	690	640	666	696	2,704	640	624	732	708
Titan, Trinidad	715	195	184	135	201	740	154	176	220	190	577	222	202	153	—
Atlas, Trinidad (63.1%)	895	251	157	252	235	421	264	157	—	—	—	—	—	—	—
New Zealand	343	—	120	103	120	1,088	266	304	229	289	968	158	229	225	356
Kitimat	376	34	102	120	120	486	122	121	121	122	449	109	91	122	127

	5,358	1,396	1,247	1,312	1,403	5,427	1,496	1,398	1,236	1,297	4,698	1,129	1,146	1,232	1,191

Methanol Price[2]
($/tonne)	254	256	240	256	262	237	251	248	225	223	224	208	219	245	227
($/gallon)	0.76	0.77	0.72	0.77	0.79	0.71	0.75	0.75	0.68	0.67	0.67	0.63	0.66	0.74	0.68

Per Share Information ($ per share)
Basic net income (loss)	$1.41	0.42	(0.19)	0.53	0.63	1.95	0.55	0.59	0.43	0.39	0.01	(0.93)	(0.08)	0.38	0.59
Diluted net income (loss)	$1.40	0.42	(0.19)	0.53	0.63	1.92	0.54	0.58	0.42	0.38	0.01	(0.93)	(0.08)	0.37	0.57

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own. Commission sales volumes prior to 2004 represents commission sales of production from Titan Methanol Company prior to our acquisition of Titan effective May 1, 2003.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

METHANEX CORPORATION 2005 FOURTH QUARTER REPORT
QUARTERLY HISTORY	PAGE 22